September 19, 2013

John Grzeskiewicz

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Northern Lights Fund Trust // Power Dividend Index Fund

Dear Mr. Grzeskiewicz:

On July 17, 2013, Northern Lights Fund Trust (the "Registrant"), on behalf of the Power Dividend Index Fund (the "Fund"), a new series of the Registrant, filed Post-Effective Amendment No. 505 to its Registration Statement under the Securities Act of 1933 on Form N-1A to add this new series to the Trust.  You recently provided comments by phone to Cassandra Borchers.  Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

GENERAL

1.

Please confirm that the Fund logo will include the Fund name, such that the name will appear on the cover page.

RESPONSE:  Registrant confirms the Fund name will be included on the final cover page.

2.

The Fund name appears to be misleading 1) through use of “Dividend” in the name because the Fund can move to cash, meaning it cannot adopt an 80% investment policy for dividend-producing securities; 2) through the use of “Index” in the name because the Index referred to is not a broad-based securities index.

RESPONSE:  Registrant does not agree that the Fund name is misleading.  The Registrant has adopted an 80% investment policy with respect to dividend-producing securities.  Furthermore, Registrant confirms that it will invest in money market funds or cash equivalents only as a temporary defensive mechanism or when a stock is sold because it was removed from the S&P 500 Index – which has been further clarified in the prospectus.  Using this investment strategy, the Fund’s investments would have fallen below 80% in dividend producing securities and moved to a temporary defensive position only 4 times over the last 13 years.  Also, the Index the Fund tracks is the Adviser’s proprietary index, which is published by S-Network Global Indexes and widely available.

FUND SUMMARY: INVESTMENT OBJECTIVE

3.

The Fund objectives may be more clearly stated in two separate sentences.

RESPONSE:  Registrant has revised the investment objectives as suggested.

FUND SUMMARY: FEE TABLE

4.

Because certain Shareholder Fees are not being charged, the parenthetical information next to Maximum Deferred Sales Charge can be deleted.

RESPONSE:  The requested revision has been made.

5.

Please confirm that the line item “Distribution and/or Service (12b-1) fee”  Is it really “and/or” , or should it be “and”.

RESPONSE:  The requested revision has been made and the line now reads, “Distribution and Shareholder Service (12b-1) fee.”

6.

Please add a footnote 1 to  AFFE line item.

RESPONSE:  The requested revision will be made and an AFFE line item (if applicable) will include a footnote that the amounts are estimated for the first year of operations.  Registrant is currently estimating expenses to determine if a separate line item for AFFE is appropriate.

FUND SUMMARY: PRINCIPAL INVESTMENT STRATEGIES AND RISKS

7.

Please add an 80% investment policy if “Dividend” is used in the Fund name.

RESPONSE:  The requested revision has been made and an 80% investment policy has been added.  Registrant also states in the prospectus that the investment policy will only be changed if approved by the Board and proper notice is provided to the Fund’s shareholders.  Registrant further acknowledges that a change in the investment strategy may necessitate a change in the Fund’s name.

8.

In the second paragraph, please explain what is meant by “GICS Sectors”.

RESPONSE:  Registrant has made the requested revision and defined Global Industry Classification Standard in the prospectus.

9.

Please confirm that the investment universe for the Fund in confined to 50 stocks and/or cash equivalents.  If that is not correct, please revise the prospectus to clarify.

RESPONSE:  The prospectus has been revised to address your concerns and clarify that the Fund will only invest in the 50 stocks in the current SDOGX Index (as of the beginning of each quarter), along with cash equivalents, as part of its principal investment strategy.

10.

Please discuss how money market funds fit into the investment strategy of the Fund.

RESPONSE:  Money Market instruments will be used when the Fund takes a temporary defensive position, when an equity security drops from the S&P 500 intra-quarter, or for liquidity needs.

11.

In the second paragraph, the last sentence is opaque.  Please restate in plain English.

RESPONSE:  Registrant has revised as follows:

“The adviser buys equity securities when its ~~tactical overlay~~  indicators are positive and sells them when its tactical overlay ~~is~~ are significantly negative.”

12.

In the third paragraph Registrant discussed hedging.  Please be sure the strategy is consistent with the risk disclosure and discuss how money market funds are used as part of the hedging strategy.

RESPONSE:  The hedging strategy is only used by the Fund when the Adviser’s tactical overlay signals a significant price decline in the market and the Fund takes a temporary defensive position.

13.

Please confirm in your response letter that increasing allocations to  money market funds, or Treasuries is the only way the Fund hedges.  For example, it does not use options.

RESPONSE:  Registrant confirms that the Fund does not invest in options and will only hedge the Fund’s equity exposure by using money market funds or Treasuries.

14.

If appropriate, please add risks discussed on the Adviser’s website related to high risk nature of the Fund  due to short term volatility.

RESPONSE:  The requested disclosure has been added.  Risk disclosures consistent with the Power Dividend Index disclosures have been added to the Fund’s prospectus.

PRINCIPAL INVESTMENT RISKS

15.

Please amplify the discussion related to underlying funds in the strategy section to match disclosures in the Principal Risks.  Are money market funds the only type of Underlying Funds, or are there others?

RESPONSE:  Discussion related to the use of money market funds has been revised as discussed above.  The Fund does not intend to invest in other Underlying Funds as part of its principal investment strategy.

16.

Please reconcile the hedging risk disclosure with the strategy discussion of hedging.

RESPONSE:  Requested revisions have been made.

ADDITIONAL INFORMATION

17.

Please provide an explanation to the Staff regarding the business motivation for creation of the Power Dividend Index.  What role did the Fund Adviser or its affiliates have in creating the Index?  Does the Adviser (or any affiliate receive compensation for the creation or use of the Index?  If so, such compensation should be disclosed.  Please also explain to the Staff if the Fund pays the Index a fee based upon its AUM and whether such fees are typical of an Index Fund.  Please also consider that any agreements related to the Fund’s use of the Index may need to be filed.

RESPONSE:  The Fund’s Adviser created and maintains the Power Dividend Index.  The adviser did not receive any compensation for the creation of the Index, and it currently does not receive fees from the Fund or others for use of the Index.  The Fund has not entered into any agreements for the use of the Index.

18.

Please clarify whether the Fund can invest in any of the 450 S&P 500 stocks which are not a part of the SDOGX Index.

RESPONSE:  The Fund may only invest in the 50 stocks currently in the SDOGX Index; it may not invest in the remaining 450 companies in the S&P 500 Index.  Registrant believes this is clearly stated in the prospectus.

19.

Please clarify whether it is possible under the investment strategy for all 50 stocks to be sold.  Clarify “depending upon market conditions” language in the prospectus.

RESPONSE:  While it is possible the Fund may exit all 50 stock positions as part of its Temporary Defensive strategy, as described in the prospectus, during the 13 years of back tested data, the Fund would have only exited all positions during four different periods.  The prospectus has been revised to clarify, as requested.

20.

Please distinguish between the Fund’s hedging strategy and its temporary defensive strategy.

RESPONSE:  The Fund’s Hedging Strategy is its temporary defensive strategy and clarifying changes have been made to the prospectus.

PRIOR PERFORMANCE

21.

Please Change the header to be clear this is not the Fund’s prior performance.

RESPONSE:  The requested revision has been made.

22.

Please be clear about what period is shown is the performance of separate accounts that rely upon the Index, and what periods represent actual performance (vs. back-tested data).

RESPONSE:  The requested revisions have been made.  The period for the performance of separate accounts is from an inception date of December 17, 2012 and no back-tested data is presented.

23.

Please note, the prior performance of separate accounts and/or back-tested data for the Index cannot be used in advertising, regardless of whether the Staff permits use in the prospectus.

RESPONSE:  Registrant confirms its understanding of the advertising restrictions.

24.

The Staff will need to be provided all underlying data for its risk assessment department to review, so that it may verify the Prior Performance and Index performance presented.

RESPONSE:  Registrant will gladly provide all underlying data to the Staff via a separate e-mail to the examiner.  Registrant can accommodate any requests from the Staff to verify prior performance of the separate accounts and the Index performance data and has already provided certain information related to back-tested and prior performance of the Index.

25.

Any blanks in the performance section will need to be completed for the Staff’s review prior to the Fund’s effective date.

RESPONSE:  Registrant will provide all necessary information.

26.

It is unclear whether “inception” refers to the portfolio, or Index, or both.  If you are providing any back-tested data please make that clear.

RESPONSE:  Registrant has clarified the disclosure.

27.

Please clarify when the Index was created and whether it has been modified since its inception.

RESPONSE:  The Index was created in late 2012; it has not been modified since inception.

28.

Please disclose who created the Index and whether any other client or fund has used the Index.

RESPONSE:  The Fund’s Adviser created the Index.  The Adviser has managed separate accounts to track the performance of the Index previously, but the Fund is the only mutual fund to utilize an investment strategy designed track this Index.

APPENDIX A

29.

Please address the same comments re: data presented and whether it is hypothetical / back-tested data.

RESPONSE:  Registrant has clarified in the prospectus the source of the Index performance information and which data is back-tested.

30.

Please also include  disclosures that the performance of the Index is not indicative of the skill of the Adviser in managing a mutual fund; and not predicative of future performance of the Index or the Fund

RESPONSE:  The requested disclosure has been included.

31.

To what extent does the performance of the Index relate to the Prior Performance of the portfolio?  Which was established first, the portfolio accounts or the Index?

RESPONSE:  The initial Power Dividend Index portfolio accounts commenced at the same time as the Index.  The separate accounts utilize a strategy designed to track the performance of the Index.

32.

Enough information must be disclosed so that a third party could calculate and verify the performance of the Index.  A statement that the Index utilizes a proprietary method is not sufficient.

RESPONSE:  Registrant believes enough information has been provided or is already publicly available for a third party to confirm the prior performance of the Index.

33.

In the Construction of the Index disclosure, please clarify whether all stocks are equally weighted, and what would disqualify a particular stock (e.g., that a stock failed to pay dividends?)

RESPONSE:  Registrant has clarified that all stocks are equally weighted at the beginning of each calendar quarter and that a stock in the Fund Index would only be sold intra-quarter because it is no longer in the S&P 500, or the Fund has moved to a temporary defensive position to protect against a significant market down-turn.

34.

Please provide disclosure regarding the dissemination of the Index – is it widely disseminated?

RESPONSE:  The Index is widely disseminated.  It is published by S-Network Global Indexes.  S&P Custom Indices serves as the calculation agent.

STATEMENT OF ADDITIONAL INFORMATION

35.

Please confirm that there is no disclosure in the SAI which is material to an investor's investment decision or which should be discussed in prospectus.  Please delete any boiler plate disclosure which is not relevant to this Fund.

RESPONSE:  Registrant has reviewed the disclosure in the SAI and confirms that there is no disclosure in the SAI which is not included in the prospectus that would materially affect Fund performance or is material to an investor’s investment decision.  Registrant believes the disclosure in the SAI is appropriate.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Cassandra Borchers at (513) 532-6632.

Sincerely,

/s/ Cassandra W. Borchers

Cassandra W. Borchers

907936.2

Css Cassandra.Borchers@ThompsonHine.com Tel: 513-352-6632 Fax: 513-241-4771